CONSENT OF QUALIFIED PERSON

I, Patrick Langlais, P.Eng., consent to the public filing of the technical report titled "Las Chispas Operation Technical Report" dated September 5, 2023 that has an effective date of July 19, 2023 by SilverCrest Metals Inc.

I also consent to any extracts from, or a summary of, the Technical Report in the news release entitled "SilverCrest Announces Results of Updated Independent Technical Report" dated July 31, 2023 of SilverCrest Metals Inc.

I certify that I have read the news release entitled "SilverCrest Announces Results of Updated Independent Technical Report" dated July 31, 2023 being filed by SilverCrest Metals Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: September 5, 2023

"Signed and Sealed"

Patrick Langlais, P.Eng.